

March 28, 2024

Sean Pelkey
Chief Financial Officer
CSX Corporation
500 Water Street
15th Floor
Jacksonville, FL 32202

       Re: CSX Corporation
          Form 10-K for the Fiscal Year ended December 31, 2023
          Filed February 14, 2024
          File No. 001-08022

Dear Sean Pelkey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation